UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of February 2022

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) previously disclosed that at the most recent annual shareholders’ meeting held in September 2021, the shareholders approved (i) a capital raise at a per share purchase price of $0.07 for the Company’s Ordinary Shares, NIS 0.01 par value and (ii) an adjustment to the conversion price of the Company’s outstanding convertible loans (collectively, the “CLA”) from $0.17 to $0.07 per Ordinary Share, subject to the holders’ agreement to cancel the outstanding related warrants that were issued in connection with the CLA.

To date, the Company and seven (7) existing Company shareholders entered into definitive agreements relating to a private placement (the “Private Placement”) of the Company’s Ordinary Shares for aggregate gross proceeds to the Company of $2,850,000. The Company anticipates receiving an additional $150,000 from this round of the Private Placement from these investors subject to completion of the subscription procedures. The Company expects to issue an aggregate of42,926,031 Ordinary Shares in respect of the $3.0 million investment as well as an additional 5,428,572 Ordinary Shares to certain of the investing Company shareholders as a consequence of certain anti-dilution protection previously accorded to such shareholders The Private Placement offering is continuing in an effort to raise additional capital on the same terms as described herein.

In addition, to date, the Company entered into agreements with the holders of approximately $4,010,429 in principal amount and accrued interest of CLAs for the conversion of the Company’s indebtedness into an aggregate of 57,291,838 Ordinary Shares. In connection therewith, warrants representing an aggregate 98,096,362 Ordinary Shares were cancelled and no longer have any force or effect.

As part of the $3.0 million investment described above, the Company agreed to the request of certain of the Private Placement investors to nominate three members to the Company’s board of directors (the “Company Board”). The Company Board is currently comprised of six sitting directors and one vacancy. Upon the appointment of the three new directors, Ran Eisenberg, the Company CEO and Dr. Astorre Modena, a Company director, have agreed to resign from the Company Board. The Board is currently interviewing the director nominees

The offering was completed through a private placement and is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering and Rule 506 promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.  In claiming the exemption under Section 4(2), the Company relied in part on the following facts: (1) the offers and sales involved existing investors; (2) the investors had access to information regarding the Company; (3) each investor represented that it (a) had the requisite knowledge and experience in financial and business matters to evaluate the merits and risk of an investment in the Company, (b) was able to bear the economic risk of an investment in the Company and (c) acquired the shares for its own account in a transaction not involving any general solicitation or general advertising, and not with a view to the distribution thereof; and (4) a restrictive legend was placed on each certificate or other instrument evidencing the purchased securities.

The Company plans use the proceeds of the Private Placement investment to expand its operations and general working capital. Management intends to work diligently to complete and file with the Securities and Exchange Commission the Company annual reports on Form 20-F for the years ended December 31, 2020 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2022	P.V NANO CELL LTD.

	By:	/s/ Ran Eisenberg
		Name:	Ran Eisenberg
		Title:	Chief Executive Officer